UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be included in statements filed pursuant to Rule 13d-1(a)
and Amendments thereto filed pursuant to Rule 13d-2(a)
(Amendment No. 4)*

OVERSEAS SHIPHOLDING GROUP, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

690368 10 5
(CUSIP Number)

Peter G. Samuels, Esq., Proskauer Rose LLP, 1585 Broadway, New York, New York 10036 (212) 969-3335
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 14 , 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box Ž

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)-7 for other parties to whom copies are to be sent.

______________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP No. 690368 10 5	Page 2 of 11 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OSG HOLDINGS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) Ž (b) Ž
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Ž
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 2,986,416
8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,986,416
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,986,416
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Ž
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

OSG HOLDINGS, a New York partnership ("OSGH"), hereby files as an amendment to its Schedule 13D pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 (the "Act") and the Rules thereunder, by amending Items 1, 2, 3, 5, 6 and 7 thereof. Unless otherwise defined in this Amendment No. 4 to Schedule 13D, capitalized terms have the meanings given them in the Schedule 13D previously filed.
ITEM 1.	SECURITY AND ISSUER.

The address of the Issuer is 511 Fifth Avenue, New York, New York 10017.
ITEM 2.	IDENTITY AND BACKGROUND.

OSGH is a general partnership organized under the laws of the State of New York. It principal business is ownership of shares of Common Stock of the Issuer. Its address is 511 Fifth Avenue, New York, New York 10017. As a result of the deaths of Hermann Merkin and Raphael Recanati in March 1999 and May 1999, respectively, the holdings of Hermann Merkin and Raphael Recanati were restructured and transfers of partnership interests in OSGH (the " Transfers") have been or will be made. Upon completion of these Transfers, the general partners in OSGH, their respective percentage interests in OSGH, and information concerning each of them, will be as follows:

The Estate of Hermann Merkin and members of the Merkin family
("Merkin") (37.34%), 415 Madison Avenue, New York, New York 10017. One of the three executors of the Estate of Hermann Merkin is Solomon N. Merkin, a Director of the Issuer.

EST Associates L.P. ("EST") (36.68%), a New York limited partnership.

Its principal business is ownership of interests in the Issuer. EST's address is 275 Madison Avenue, Suite 902, New York, New York 10016. The general partner of EST is Vivian Ostrovsky, 4 Avenue de Montespan, Paris, France, who is a private investor (self-employed).

Michael A. Recanati (0.57%), 590 Fifth Avenue, New York, New York
10036, whose principal occupation is Chairman of Orama Partners, Inc. (investment banking services).

Morton P. Hyman (0.41%), 511 Fifth Avenue, New York, New York
10017, whose principal occupation is President, Chief Executive Officer and Director of the Issuer.

Diane Recanati (12.5%), 511 Fifth Avenue, New York, New York 10017,
whose principal occupation is Chair of Aetna Investments Corp. (investments).

Oudi Recanati (12.5%), "The Tower", 3 Daniel Frisch Street, Tel Aviv,
Israel, whose principal occupation is Co-Chairman of the Board and Co-Chief Executive Officer of IDB Holding Corporation Ltd. (investments and finance). Mr. Recanati is a Director of the Issuer.

Each of the individuals referred to above is a citizen of the United States, except Mrs. Diane Recanati, who is a citizen of the United Kingdom, and Mr. Oudi Recanati, who is a citizen of Israel.

Mrs. Diane Recanati is the mother of Messrs. Michael A. Recanati and Oudi Recanati.

None of Merkin, EST, Mrs. Diane Recanati and Messrs. Michael A. Recanati, Oudi Recanati and Morton P. Hyman has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors. In addition, none of such persons or entities has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION,
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER AND
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to an Agreement dated as of May 9, 1997 among the then partners of OSGH and Morton P. Hyman ("Hyman"), Hyman was admitted as a partner in OSGH, with a .41% partnership interest, in place and instead of Samuel Rosenbloom, who simultaneously withdrew as a partner.

Pursuant to an agreement to be signed by and among the partners of OSGH, Oudi Recanati, the Estate of Raphael Recanati and the Estate of Hermann Merkin (the "Merkin Estate"), Oudi Recanati will be admitted as a partner in OSGH, with a 12.5% partnership interest, in place and instead of Raphael Recanati, who had held that partnership interest at the time of his death, and the Merkin Estate will be admitted as a partner in OSGH in place and instead of Hermann Merkin.

The Issuer has advised OSGH that there were 33,778,004 shares of Common Stock of the Issuer outstanding as of April 14, 2000. The percentages of Common Stock outstanding set forth in this Statement are based on this number.

As of April 14, 2000 OSGH held 2,986,416 shares of Common Stock, or 8.8% of the outstanding shares of Common Stock. Upon completion of the Transfers, the principal partners in OSGH will be Merkin, EST, Diane Recanati and Oudi Recanati. These partners may each be deemed to own his pro rata share of the 2,986,416 shares owned by OSGH. In addition, the Merkin Estate directly owns 154,196 shares, or 0.5%; EST directly owns 1,238,401 shares, or 3.7%; Diane Recanati may be deemed to share with other members of the Recanati family the power to vote 3,994,747 shares, or 11.8% (she has the sole power to dispose of 524,969 of these shares and may be deemed to share the power to dispose of 3,469,778 of these shares); and Oudi Recanati may be deemed to share with other members of the Recanati family the power to vote 5,721,550 shares (he may be deemed to share the power to dispose of 5,196,581 of these shares), has sole power to vote and dispose of 1,000 shares and may acquire 2,500 shares upon exercise of an option, or 16.9%.

During the past 60 days, OSGH has not purchased or sold any shares of Common Stock.
ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement dated as of May 9, 1997 among the partners in OSGH and Hyman amending the Partnership Agreement of OSGH.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated: April 28, 2000	OSG HOLDINGS

	By:	S/Morton P. Hyman
Morton P. Hyman,
a Partner

EXHIBIT 1

AMENDMENT TO PARTNERSHIP AGREEMENT

AGREEMENT made as of this  9th  day of May, 1997, by and among the undersigned Partners of OSG HOLDINGS, a New York partnership (the "Partnership"), and MORTON P. HYMAN ("Hyman").

W I T N E S S E T H :

WHEREAS, the undersigned (except Hyman) constitute all of the partners (the "Partners") in the Partnership created by the Partnership Agreement dated April 21, 1980, as amended (the "Partnership Agreement"); and

WHEREAS, the Partners desire that Hyman be admitted as a Partner to the Partnership in place and instead of Samuel Rosenbloom ("Rosenbloom"), and that simultaneously therewith Rosenbloom shall withdraw as a Partner;

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. The Partnership shall distribute to Rosenbloom 12,073 shares of the Common Stock of Overseas Shipholding Group, Inc. ("OSG"), representing Rosenbloom's full and complete interest in the properties and assets of the Partnership to which he is entitled.

2. Simultaneously with the making of the distribution provided for in Paragraph 1 above, Hyman shall contribute to the Partnership 12,073 shares of the Common Stock of OSG. Hyman represents and warrants to the other parties hereto and to the Partnership (i) that the shares to be contributed by him to the Partnership are, and will be at the time of contribution, owned by him of record and beneficially, free and clear of all liens, charges and encumbrances, and (ii) that he is a citizen of the United States.

3. Effective upon the consummation of the transactions provided for in Paragraphs 1 and 2 hereof, Hyman shall be admitted as a Partner to the Partnership in place and instead of Rosenbloom, and simultaneously therewith Rosenbloom shall withdraw as a Partner. Upon admission as a Partner to the Partnership, Hyman agrees to be bound by all of the terms and provisions of the Partnership Agreement and all references therein to the "Partners" shall include Hyman.

4. Effective upon the consummation of the transactions set forth above:

(i) the table of percentages set forth in Paragraph 6 of the Partnership Agreement is amended to read as follows:

"Name	Percentage of Ownership

EST Associates L.P.	36.68152%

Morton P. Hyman	0.40427%

Michael Recanati	0.57094%

Raphael Recanati and	25.00000%
Diane Recanati as
Tenants in Common

Hermann Merkin	15.85739%

Daphne Miriam Merkin	0.83712%

Dinah Merkin Mendes	0.99215%

Deborah Merkin Gerber	0.83712%

Solomon Nehemiah Merkin	1.20280%

Jacob Ezra Merkin	1.28618%

David Elisha Merkin	1.28618%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Noah S. Gerber	1.13554%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Erica Gerber	1.13554%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Julia Gerber	1.13554%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Yael Tara Merkin	1.01054%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Aryeh Lev Mendes	0.92483%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Jenny Vanessa Merkin	0.91925%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Jonathan Leib Merkin	0.91925%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Anna Belle Mendes	0.91925%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Zachary Gerber	0.91925%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Sophia Ariel Merkin	0.91925%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Zoe Rebecka Brod	0.91925%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of James Ilan Merkin	0.91925%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Esther Nechamah Merkin	0.88815%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Simon Gabriel Mendes	0.88815%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Philip Daniel Merkin	0.44906%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Gabriel Leib Merkin	0.44906%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Abraham E. Merkin	0.36990%

Jacob Ezra Merkin and
Dinah Merkin Mendes, as
Co-trustees under Trust for the
benefit of Miriam Hanna Merkin	0.22327%"; and

(ii) Paragraph 20 of the Partnership Agreement (Notice) is amended by deleting "Rosenbloom" therefrom and by substituting the following therefor:
"Hyman	998 Fifth Avenue
New York, New York 10028"

5. Any Partner who is a citizen of the United States within the meaning of the Citizenship Provisions is hereby authorized in the name and on behalf of the Partnership, to do all acts and things and execute all instruments and documents which may be necessary or desirable in order to carry out the intent and purposes of this Amendment.

6. Notwithstanding the withdrawal of Rosenbloom as a Partner and the simultaneous admission of Hyman as a Partner in place and instead of Rosenbloom, the business of the Partnership shall continue to be carried on under the Partnership Agreement.

7. The Partnership Agreement, as amended by this Amendment, shall continue in full force and effect. Terms defined in the Partnership Agreement shall, unless otherwise defined in this Amendment, have the same meanings when used herein.

8. This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Amendment to the Partnership Agreement as of the date first above written.

S/HERMANN MERKIN	S/RAPHAEL RECANATI
HERMANN MERKIN	RAPHAEL RECANATI

S/MICHAEL RECANATI	S/DIANE RECANATI
MICHAEL RECANATI	DIANE RECANATI

S/EST ASSOCIATES L.P.	S/MORTON P. HYMAN
EST ASSOCIATES L.P.	MORTON P. HYMAN

S/SAMUEL ROSENBLOOM	S/SOLOMON NEHEMIAH MERKIN
SAMUEL ROSENBLOOM	SOLOMON NEHEMIAH MERKIN

             S/ JACOB EZRA MERKIN

JACOB EZRA MERKIN, individually and as Co-trustee under the respective Trusts for the benefit of Noah S. Gerber, Erica Gerber, Julia Gerber, Yael Tara Merkin, Aryeh Lev Mendes, Jenny Vanessa Merkin, Jonathan Leib Merkin, Anna Belle Mendes, Zachary Gerber, Sophia Ariel Merkin, Zoe Rebecka Brod, James Ilan Merkin, Esther Nechamah Merkin, Simon Gabriel Mendes, Philip Daniel Merkin, Gabriel Leib Merkin, Abraham E. Merkin and Miriam Hanna Merkin

         S/DINAH MERKIN MENDES

DINAH MERKIN MENDES, individually and as Co-trustee under the respective Trusts for the benefit of Noah S. Gerber, Erica Gerber, Julia Gerber, Yael Tara Merkin, Aryeh Lev Mendes, Jenny Vanessa Merkin, Jonathan Leib Merkin, Anna Belle Mendes, Zachary Gerber, Sophia Ariel Merkin, Zoe Rebecka Brod, James Ilan Merkin, Esther Nechamah Merkin, Simon Gabriel Mendes, Philip Daniel Merkin, Gabriel Leib Merkin, Abraham E. Merkin and Miriam Hanna Merkin

S/HERMANN MERKIN, attorney-in-fact	S/HERMANN MERKIN, attorney-in-fact
DAPHNE MIRIAM MERKIN	DEBORAH MERKIN GERBER

S/HERMANN MERKIN, attorney-in-fact
DAVID ELISHA MERKIN